UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

G2 Ventures, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

None
(CUSIP Number)

Gust Kepler 1810 Three Galleria Tower 13155 Noel Road Dallas, Texas 75240 Telephone: (972) 726-9203
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Gust Kepler

2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☒

3	SEC USE ONLY

4	Source of Funds (See Instructions)
PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power
3,300,000

	8	Shared Voting Power
0

	9	Sole Dispositive Power
3,300,000

	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,300,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13	Percent of Class Represented by Amount in Row (11)
94.3%

14	Type of Reporting Person (See Instructions)
IN

Item 1.

Security and Issuer

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share, of G2 Ventures, Inc., a Texas corporation (the "Issuer"). The address of the Issuer’s principal executive offices is 1810 Three Galleria Tower, 13155 Noel Road, Dallas, Texas 75240.

Item 2.

Identity and Background

This Schedule 13D is being filed on behalf of Gust Kepler, a citizen of the United States of America. Mr. Kepler serves as President and Chief Executive Officer of the Issuer, and his business address is1810 Three Galleria Tower, 13155 Noel Road, Dallas, Texas 75240.

Mr. Kepler has not, during the five years prior to the date of this Schedule 13D, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Kepler was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

Mr. Kepler acquired 3,500,000 shares of Issuer common stock in exchange for forgiveness of certain debt of the Issuer owed to him in the amount of $26,994. Mr. Kepler subsequently transferred 200,000 shares to a third party.

Item 4.

Purpose of Transaction

Mr. Kepler acquired 3,500,000 shares of Issuer common stock in exchange for forgiveness of certain debt of the Issuer owed to him in the amount of $26,994. Mr. Kepler subsequently transferred 200,000 shares to a third party.

In light of his ownership percentage of the Issuer, Mr. Kepler has control over all aspects of its business. Mr. Kepler intends to exercise his rights as a shareholder to vote for or against any matter in accordance with his best interests. Whether Mr. Kepler purchases any additional shares of Issuer common stock, and the amount, method and timing of any such purchase or exercise, will depend upon his continuing assessment of pertinent factors, including, among other things, the business and prospects of the Issuer and other business and investment opportunities available to Mr. Kepler; economic conditions; market conditions; the availability and nature of opportunities to dispose of common stock; the availability of funds or financing for additional purchases; regulatory and other legal considerations; and other plans and requirements of Mr. Kepler. Depending upon his assessment of these factors from time to time, Mr. Kepler may elect to acquire additional shares of Issuer common stock or to dispose of some or all of the common stock beneficially owned by him. However, neither the timing nor the circumstances of future acquisitions or dispositions has been determined at the date hereof.

Notwithstanding the foregoing, except as may be set forth in this Schedule 13D, Mr. Kepler has no current plans or proposals which would relate or result in any of the matters set forth below:

(a)

the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)

a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)

any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure;

(g)

changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)

any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

As of the date of this Schedule 13D, Mr. Kepler beneficially owns 3,200,000 shares of the Issuer’s common stock, which represent approximately 94.3% of the issued and outstanding shares of the Issuer’s common stock (based on 3,500,000 shares of the Issuer’s common stock outstanding as of May 5, 2008, which is the total number of shares of the Issuer’s common stock outstanding on that date as reported in Amendment No. 11 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-108715), as filed with the Securities and Exchange Commission on May 8, 2008).

Mr. Kepler has the sole power to vote and the sole power to dispose of all 3,200,000 shares of the Issuer’s common stock beneficially owned by him.

Mr. Kepler has not effected any transaction in the shares of the Issuer’s common stock during the past 60 days.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of theIssuer

Not applicable.

Item 7.

Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 30, 2008
Date

/s/Gust Kepler
Signature

Gust Kepler
Name/Title